Exhibit 99.1

For Release

RRSAT TO LAUNCH NEW KU-BAND PLATFORMS ON AMOS-5 SATELLITE OVER AFRICA

RRsat’s MCPC Platforms increase DTH capacity over Sub-Saharan Africa

Airport City Business Park, Israel – June 20, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industry, announced today the  launch of two new Ku-Band MCPC Platforms on Spacecom’s AMOS-5 Satellite at 17°East. These two MCPC platforms, Ku-1 (West Central Africa) and Ku-3 (East West Africa), will complement RRsat’s existing focus on providing Direct To Home (DTH) content to Sub-Saharan Africa.

“The African market for broadcast television is growing rapidly,” said Lior Rival, VP Sales & Marketing at RRsat. “Together with AMOS, we believe that with these platforms we will be able to provide leading TV and radio channels the opportunity to reach a continent demanding new television viewing.   RRsat is able to cost-effectively bring content from Europe, Asia and the Americas for DTH distribution

“AMOS-5 was designed and built specifically for the African market with powerful beams and superior coverage of Africa’s largest markets. We are excited that RRsat has chosen to bring their MCPC platforms to our Ku-1 and Ku-3 beams,” remarked Eyal Copitt, Spacecom’s Sr. VP Sales, Africa, “DTH has tremendous potential in Africa. These platforms on AMOS-5 represent an important element of Spacecom's vision as we transform into a multi-regional satellite operator.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

About Spacecom
Spacecom (Space-Communication Ltd.), operator of the AMOS-2 and AMOS-3 satellites co-located at 4°W and AMOS-5 located at 17°E, provides high- quality broadcast and communications services in Europe, the Middle East, the U.S. East Coast and Africa to direct-to-home (DTH) and direct broadcast satellite (DBS) operators, ISPs, telecom operators, network integrators and government agencies.

AMOS-5 delivers high-power C-band and Ku-band capacity to the entire African continent with connectivity to Europe and the Middle East. Along with the launch of AMOS-4 in 2013 with coverage over Russia and South Asia, and AMOS-6 in 2014 with coverage over Europe and the Middle  East, Spacecom will further enhance its position as a multi-regional satellite operator.

For more information, please visit: http://www.amos-spacecom.com/

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Christine Ben Amram, MARCOM Manager Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

Information in this press release concerning Spacecom is based on information provided by Spacecom and has not been independently verified by RRsat.